UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14f-1/A
(Amendment No. 1)
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

QuikByte Software, Inc.
(Name of Registrant as Specified in its Charter)

Colorado	000-52228	33-0344842

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
4400 Biscayne Boulevard
Suite 950
Miami, Florida 33137
(Address of principal executive office)
(305) 573-4112
(Registrant’s telephone number)

August 26, 2009

QuikByte Software, Inc.
4400 Biscayne Boulevard
Suite 950
Miami, Florida 33137
(305) 573-4112
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
Amendment No. 1
Notice of Change in the
Majority of the Board of Directors

August 26, 2009
EXPLANATORY NOTE
     This First Amendment to Information Statement (this “Information Statement”) is being filed by QuikByte Software, Inc., a Colorado corporation (“QuikByte”, “we”, “our” or the “Company”), to amend certain information contained in the Information Statement on Schedule 14f-1 filed by the Company with the Securities and Exchange Commission (the “SEC”) on August 17, 2009. This Information Statement reflects the inclusion of Mr. Lewis Shuster as a director nominee in lieu of Mr. Stephen Zaniboni, the extension of the anticipated closing of the Merger (as defined below) from on or before August 31, 2009 to on or before September 30, 2009, and an extension of the Lock-up Period (as defined below) from 18 months to 24 months following the closing of the Merger, in each case, pursuant to that certain First Amendment to Merger Agreement, dated August 26, 2009 (the “Amendment”), among the Company, Sorrento Therapeutics, Inc., a Delaware corporation (“Sorrento”), Sorrento Merger Corp., Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), Stephen Zaniboni, as Stockholders’ Agent thereunder (“Stockholders’ Agent”), and Glenn Halpryn, as Parent Representative thereunder (“Parent Representative”).
INTRODUCTION AND CHANGE OF CONTROL
     This Information Statement is being furnished to all holders of record of common stock, par value $0.0001 per share, of the Company (“Common Stock”), at the close of business on August 13, 2009 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of QuikByte’s Board of Directors (the “Board”) other than by a meeting of shareholders. This Information Statement is being distributed on or about August 26, 2009.
NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.
     On July 14, 2009, the Company entered into a Merger Agreement (the “Initial Merger Agreement”) by and among the Company, Sorrento, Merger Sub, Stockholders’ Agent and Parent Representative. On August 26, 2009, the Company, Sorrento, Merger Sub, Stockholders’ Agent and Parent Representative entered into the Amendment in order to include Mr. Lewis Shuster as a director nominee in lieu of Mr. Stephen Zaniboni and Dr. Ernst-Güenter Afting as a director nominee in lieu of Mr. Carl Sanchez, extended the date after which either the Company or Sorrento may unilaterally terminate the Merger Agreement, subject to certain conditions, from August 31, 2009 to September 30, 2009, and extend the Lock-up Period from 18 months to 24 months following the closing of the Merger. The Initial Merger Agreement and the Amendment are referred to herein collectively as the “Merger Agreement”. Upon the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Company will acquire Sorrento via a merger whereby Merger Sub will be merged with and into Sorrento (the “Merger”) with Sorrento continuing as the surviving entity in the Merger and as a wholly-owned subsidiary of the Company. Following consummation of the Merger, the Company’s primary business will be that of Sorrento’s. At the closing of the Merger (the “Merger Closing”), all of the issued and outstanding shares of Sorrento common stock (the “Sorrento Shares”) will be converted into the right to receive shares of Common Stock. Immediately following the completion of the Merger, the current QuikByte shareholders will own approximately 4.92% of the Company, the New Investors (as defined below) will own approximately 19.83% of the Company, and the former holders of Sorrento Shares will own approximately 75.25% of the Company, in each case on a fully-diluted basis.

     It is anticipated that the Merger Closing will occur prior to September 30, 2009, but no earlier than ten days after the later of the date of the filing of this Information Statement with the SEC or the date of mailing of this Information Statement to the Company’s shareholders. Pursuant to the terms of the Merger Agreement, at the Merger Closing, (i) the existing directors of the Company will expand the size of the Board from five to seven directors, (ii) the existing directors, except Mr. Glenn Halpryn and Dr. Curtis Lockshin, and the officers, except Mr. Alan Jay Weisberg, of the Company will resign effective upon the Closing, (iii) the existing directors will appoint the directors detailed below to serve as the directors of the Company, and (iv) the existing directors will appoint the officers detailed below to serve as the officers of the Company. As a result of these transactions, control of the Company will pass to the former holders of Sorrento Shares (the “Change of Control”).
     The closing of the Merger is subject to, among other conditions, the Company’s receipt of an aggregate investment of $2.0 million from certain investors (the “New Investors”) in exchange for shares of Common Stock. The Company anticipates that among the New Investors will be affiliates of Dr. Phillip Frost, Chairman and Chief Executive Officer of OPKO Health, Inc. (“OPKO”), which is an existing Sorrento stockholder, Mr. Glenn L. Halpryn, the Company’s Chairman of the Board, President and Chief Executive Officer, Mr. Noah M. Silver, the Company’s Vice President, Secretary, Treasurer and a director, Mr. Ronald Stein, a director of the Company, and Mr. Steven Jerry Glauser, a greater than 5% shareholder of the Company. Proceeds from these investments are expected to be used to fund the Company’s general working capital and post-Merger research and development activities. The Merger Agreement also provides that certain existing shareholders of QuikByte, holders of at least 95% of the Sorrento Shares and the holders of at least 95% of the shares of Common Stock to be acquired by the New Investors will enter into a lock-up agreement in respect of each such persons’ shares of Common Stock, providing that such shares may not be sold, directly or indirectly, for a period of 24 months (the “Lock-up Period”) following consummation of the Merger, subject to certain exceptions.
     As of August 13, 2009, the Company had 11,073,946 shares of Common Stock issued and outstanding and no shares of preferred stock, par value $0.0001 per share, issued and outstanding. Each share of Common Stock is entitled to one vote. Shareholders of QuikByte will have the opportunity to vote with respect to the election of directors at the next annual meeting of QuikByte shareholders.
2008 TRANSACTION
     On June 2, 2008, KI Equity Partners V, LLC, a Delaware limited liability company (“KI Equity”), and Mr. Kevin R. Keating (“Keating”) entered into a Stock Purchase Agreement, as amended (the “KI/Keating Purchase Agreement”), with Mr. Glenn L. Halpryn, as agent for certain investors in the Company (the “Investors”), pursuant to which KI Equity and Keating agreed to sell to the Investors, and the Investors agreed to purchase from KI Equity and Keating, an aggregate of 6,910,000 shares (on a post-reverse split basis) of our common stock (the “KI/Keating Shares”), for an aggregate purchase price of $926,273.46, or approximately $0.134 per share.
     Also on June 2, 2008, the Investors entered into a Stock Purchase Agreement, as amended (the “Garisch Purchase Agreement”), with Garisch Financial, Inc., an Illinois corporation (“Garisch”), pursuant to which Garisch agreed to sell to the Investors, and the Investors agreed to purchase from Garisch, 550,000 shares (on a post-reverse split basis) of our common stock (the “Garisch Shares”), for an aggregate purchase price of $73,726.54, or approximately $0.134 per share.

     The closings of the transactions (the “2008 Transaction”) contemplated by the KI/Keating Purchase Agreement and the Garisch Purchase Agreement (the “Closings”) occurred simultaneously on July 7, 2008. At the time of the Closings, the KI/Keating Shares represented approximately 87% of the issued and outstanding shares of our common stock, and the Garisch Shares represented approximately 6.9% of the issued and outstanding shares of our common stock.
     To the Company’s knowledge, as of the Record Date, the Investors, in the aggregate, beneficially own approximately 95.8% of the issued and outstanding shares of our common stock. Those Investors who beneficially own greater than 5% of the issued and outstanding shares of our common stock are disclosed below in the section entitled “Security Ownership of Certain Beneficial Owners and Management”. To the Company’s knowledge, the source of the purchase price for the KI/Keating Shares and the Garisch Shares was from the personal funds and the working capital of the Investors.
     Pursuant to the terms of the KI/Keating Purchase Agreement and effective upon the Closings, Keating resigned from his positions as our Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer, and Keating, Jeff Andrews and Margie Blackwell (the “Existing Directors”) resigned from their positions as members of our board of directors. Also pursuant to the terms of the KI/Keating Purchase Agreement, the Existing Directors (i) amended our Bylaws in order to increase the size of the Board from three directors to five directors, (ii) appointed Mr. Glenn L. Halpryn, Mr. Alan Jay Weisberg, Mr. Noah M. Silver, Dr. Curtis Lockshin and Mr. Ronald Stein (the “New Directors”) as the members of our board of directors, effective upon the Closings, and (iii) appointed Mr. Glenn L. Halpryn to serve as our President and Chief Executive Officer, effective upon the Closings.
DIRECTORS AND OFFICERS
PRIOR TO THE MERGER
     The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board. There is no family relationship between any director or executive officer.

Name	Age	Title
Glenn L. Halpryn	48	Chairman of the Board, Chief Executive Officer and President
Alan Jay Weisberg	63	Chief Financial and Accounting Officer and Director
Noah M. Silver	50	Vice President, Secretary, Treasurer and Director
Curtis Lockshin	49	Director
Ronald Stein	48	Director
     Glenn L. Halpryn, age 48, has been our Chairman of the Board, Chief Executive Officer and President since July 2008. Mr. Halpryn also serves as a director of Castle Brands Inc., a developer and international marketer of premium branded spirits whose shares are traded on the NYSE Amex (formerly known as the American Stock Exchange), and a director of Ideation Acquisition Corp., a publicly traded special purpose acquisition corporation seeking to effect a merger in the digital media sector. Mr. Halpryn has also served as a director of Winston Pharmaceuticals, Inc., a publicly held corporation and the parent company of Winston Laboratories, Inc., since September 2008. Mr. Halpryn served as the Chairman of the Board and Chief Executive Officer of Getting Ready Corporation, a publicly held shell corporation, from December 2006 until its merger with Winston Laboratories in September 2008. Mr. Halpryn served as the Chairman of the Board, Chief Executive Officer and President of clickNsettle.com, Inc., a publicly held shell corporation, from October 2007 until September 2008, following its merger with Cardo Medical, LLC. Mr. Halpryn was the President and Secretary and a director of Longfoot Communications Corp., a publicly held shell corporation, from March 2008 until its merger with Kidville Holdings, LLC in August 2008. Mr. Halpryn served as a director of Ivax Diagnostics, Inc., a publicly held corporation, from October 2002 until September 2008. Mr. Halpryn was Chairman of the Board and Chief Executive Officer of Orthodontix, Inc., a publicly held corporation, from April 2001 until Orthodontix merged with Protalix BioTherapeutics, Inc. in December 2006. Mr. Halpryn is also Chief Executive Officer and a director of Transworld Investment Corporation (“TIC”), serving in such capacity since June 2001. Since 2000, Mr. Halpryn has been an investor and the managing member of investor groups that were joint venture partners in 26 land acquisition and development projects with one of the largest home builders in the country. From 1984 to June 2001, Mr. Halpryn served as Vice President/Treasurer of TIC. From 1999, Mr. Halpryn also served as Vice President of Ivenco, Inc. (“Ivenco”) until Ivenco’s merger into TIC in June 2001. In addition, since 1984, Mr. Halpryn has been engaged in real estate investment and development activities. From April 1988 through June 1998, Mr. Halpryn was Vice Chairman of Central Bank, a Florida state-chartered bank. Since June 1987, Mr. Halpryn has been the President of and beneficial holder of stock of United Security Corporation, a broker-dealer registered with FINRA. From June 1992 through May 1994, Mr. Halpryn served as the Vice President, Secretary-Treasurer of Frost Hanna Halpryn Capital Group, Inc., a “blank check” company whose business combination was effected in May 1994 with Sterling Healthcare Group, Inc. From June 1995 through October 1996, Mr. Halpryn served as a member of the Board of Directors of Sterling Healthcare Group, Inc.

     Alan Jay Weisberg, age 63, has been our Chief Financial and Accounting Officer and director since July 2008. Mr. Weisberg served as the Chief Financial Officer and a director of Getting Ready Corporation, a publicly held shell corporation, from December 2006 until its merger with Winston Laboratories in September 2008, the Chief Financial Officer and a director of clickNsettle.com, Inc., a publicly held shell corporation, from October 2007 until its merger with Cardo Medical, LLC in September 2008, and the Chief Financial Officer of Longfoot Communications Corp., a publicly held shell corporation, from March 2008 until its merger with Kidville Holdings, LLC in August 2008. Mr. Weisberg was the Acting Chief Financial Officer of Orthodontix, Inc. from September 1999 until December 2006 and the Treasurer and a director of Orthodontix, Inc. from April 2001 until Orthodontix merged with Protalix BioTherapeutics, Inc. in December 2006. Since July 1986, Mr. Weisberg has been a stockholder in the accounting firm of Weisberg Brause & Co., Boca Raton, Florida. Mr. Weisberg has been the principal financial officer of United Security Corporation, a broker-dealer registered with FINRA, since June 1987.
     Noah M. Silver, age 50, has been our Vice President, Secretary Treasurer and a director since July 2008. Mr. Silver was the Vice President, Secretary Treasurer and a director of Getting Ready Corporation, a publicly held shell corporation, from December 2006 until its merger with Winston Laboratories in September 2008, and the Vice President, Secretary Treasurer and a director of clickNsettle.com, Inc., a publicly held shell corporation, from October 2007 until its merger with Cardo Medical, LLC in September 2008. Mr. Silver was a director of Orthodontix, Inc. from 2001 until Orthodontix merged with Protalix BioTherapeutics, Inc. in December 2006. Mr. Silver has been the Chief Financial Officer of TIC since June 2001, a firm in which Mr. Halpryn is the Chief Executive Officer and a director. From March 2000, Mr. Silver served as the Chief Financial Officer of Ivenco, serving in such capacity until Ivenco’s merger into TIC in June 2001. From January 1997 through February 1999, Mr. Silver was the President of Dryclean USA, Florida Division, and Dryclean USA Franchise Company. From April 1995 through December 1996, Mr. Silver was the Florida Division Controller and Vice President of Dryclean USA, the parent company of Dryclean USA, Florida Division. Mr. serves as a member of the Audit Committee of the School District of Palm Beach County. Mr. Silver is a Certified Public Accountant and a Certified Management Accountant and has earned a Master of Accounting Degree.
     Curtis Lockshin, Ph.D., age 49, has been a director of QuikByte since July 2008. Dr. Lockshin has served as a director of Winston Pharmaceuticals, Inc., a publicly held corporation and the parent company of Winston Laboratories, Inc., since September 2008. Dr. Lockshin served as a director of Getting Ready Corporation, a publicly held shell corporation, from December 2006 until its merger with Winston Laboratories in September 2008. Dr. Lockshin served as a director of clickNsettle.com, Inc., a publicly held shell corporation, from October 2007 until its merger with Cardo Medical, LLC in September 2008. Since 2003, Dr. Lockshin has been an independent pharmaceutical & life sciences consultant, focused on small companies that seek to leverage their technology assets inside healthcare, biotechnology and security sectors. From 1998 to 2002, Dr. Lockshin was a Scientist, Associate Director, and Director of Discovery Biology & Informatics at Sepracor Inc., where he was instrumental in establishing the New Leads program, which delivered novel chemical entities into the preclinical pipeline. In 2002 to 2003, while Director of Discovery Biology at Beyond Genomics, Inc., Dr. Lockshin co-developed strategies for utilizing proprietary technology platforms in clinical trial optimization and prediction of off-target drug activities. Dr. Lockshin’s current activities include a business development engagement with TelAztec LCC (Burlington, MA). Since 2004, Dr. Lockshin has served on the Board of Directors of the Ruth K. Broad Biomedical Research Foundation, a Duke University support corporation, which supports basic research related to Alzheimer’s disease and neurodegeneration via intramural, extramural, and international grants. Dr. Lockshin was a director of Orthodontix, Inc. from July until December 2006. Dr. Lockshin is a co-inventor on several U.S. patents and applications covering pharmaceuticals, biomaterials, and optics for remote biochemical sensing. He holds a Bachelor’s degree in Life Sciences and a Ph.D. in Biological Chemistry, both from the Massachusetts Institute of Technology.

     Ronald Stein, age 48, has been a director of QuikByte since July 2008. From July 1998 until February 2009, Mr. Stein served as an Executive Director and Head of the Institutional Division of Stanford Group Company. Prior to joining Stanford, Mr. Stein was a partner in First Equity Corp. of Florida, a regional boutique investment banking firm that specialized in public and private offerings for small and mid-size companies. Mr. Stein was also a Senior Vice President with Prudential Securities & Thomson McKinnon Securities. Mr. Stein attended the University of Florida and has a B.A. in Business Administration from Florida International University. He is a member of The National Investment Banking Association.
     On July 7, 2008, pursuant to the terms of the KI/Keating Purchase Agreement and effective upon the Closings, (i) Keating resigned from his positions as the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company, (ii) the Existing Directors resigned from their positions as the directors of the Company, (iii) the Existing Directors elected the New Directors as the directors of the Company, and (iv) the Existing Directors appointed Mr. Glenn L. Halpryn to serve as the President and Chief Executive Officer of the Company. Subsequent to the Closings, the New Directors appointed Mr. Noah M. Silver as the Vice President, Secretary and Treasurer of the Company and Mr. Alan Jay Weisberg as the Chief Financial and Accounting Officer of the Company.
     None of the officers and/or directors has been involved in reportable legal proceedings.
CORPORATE GOVERNANCE
Committees of the Board of Directors
     The Board does not have any committees at this time.
     The Board does not have a nominations committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board’s review of the candidates’ resumes and interviews of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.
     The Board does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. The Company does not have any restrictions on shareholder nominations under its articles of incorporation or by-laws. The only restrictions are those applicable generally under Colorado law and the federal proxy rules. The Board will consider suggestions from individual shareholders, subject to an evaluation of the person’s merits. Shareholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.
     Currently, the Board functions as an audit committee and performs some of the same functions as an audit committee, including the following: (1) selection and oversight of the Company’s independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. The Board has determined that each of Noah Silver and Alan Jay Weisberg is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. Neither Mr. Silver nor Weisberg are independent directors. The Company is not a “listed company” under SEC rules and therefore is not required to have an audit committee comprised of independent directors.

     The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules. The Company is currently a shell company with nominal assets, no employees and no active business operations. Its business plans are to seek a private operating company with which to merge or to complete a business combination transaction. As such, the Company has no formal compensation program for its executive officers, directors or employees and all directors participate in the consideration of executive officer and director compensation.
     Anyone who has a concern about the Company’s conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Board, its non-management directors or, to the extent formed by the Company, the Audit Committee. These communications may be confidential or anonymous, and may be mailed or reported by phone to the Company’s Secretary at the Company’s principal executive office. All of these concerns will be forwarded to the appropriate directors for their review, and will be simultaneously reviewed and addressed by the Company’s Chief Financial Officer in the same way that the Company addresses other concerns.
Director Independence
     The Board has determined that Dr. Curtis Lockshin and Mr. Ronald Stein are “independent” directors as defined under Rule 5605(a)(2) of the NASDAQ Marketplace Rules, as well as Rule 5605(c)(2)(A) of the NASDAQ Marketplace Rules, which governs the independence of audit committee members, although these independent director standards or any other standards do not directly apply to the Company because the Company does not currently have any securities that are listed on The NASDAQ Stock Market, a national securities exchange or an inter-dealer quotation system having requirements that a majority of our Board be independent. Our Board has determined that Messrs. Halpryn, Weisberg and Silver are not “independent” directors as defined under Rule 5605(a)(2) and Rule 5605(c)(2)(A) of the NASDAQ Marketplace Rules, and that neither of Mr. Kevin Keating, Mr. Jeff Andrews or Ms. Margie Blackwell was an “independent” director as defined under Rule 5605(a)(2) and Rule 5605(c)(2)(A) of the NASDAQ Marketplace Rules during their terms of service.
     After the Merger, it is anticipated that the Board will determine that Drs. James Freedman, Curtis Lockshin and Ernst-Güenter Afting and Mr. Lewis Shuster are “independent” directors as defined under Rule 5605(a)(2) of the Nasdaq Marketplace Rules and that Drs. Schuh and Ji and Mr. Halpryn are not “independent” directors under such rule.
Meetings of the Board of Directors and Committees
     During fiscal year 2008, the Board met on five occasions and each of the current directors attended at least 75% of the aggregate of the Board meetings. The Board may also act by unanimous written consent. Consistent with Colorado law and the Company’s charter documents, actions taken by unanimous written consent are valid and effective as if such actions had been approved at a meeting of the Board duly called and held.
     The Company does not have a policy regarding the attendance of its directors at the Company’s annual meetings of shareholders. At least one member of the Board attended the Company’s last annual meeting on February 20, 2007.
Legal Proceedings
     To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company, nor any proposed officer or director of the Company, or any associate of any such current or proposed director or officer, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

RELATED PERSON TRANSACTIONS
Transactions with Related Persons
     On March 23, 2007, KI Equity, acquired control of the Company under the terms of that certain Securities Purchase Agreement, dated March 2, 2007 (the “2007 Agreement”), between the Company and KI Equity (the “2007 Transaction”). Pursuant to the terms of the 2007 Agreement, the Company agreed to sell to KI Equity, and KI Equity agreed to purchase from the Company, 6,000,000 shares (on a post-reverse split basis) of Common Stock, for a purchase price of $600,000. Prior to the closing of the 2007 Transaction, the Company was controlled by Ponce Acquisition, LLC, a Colorado limited liability company (“Ponce Acquisition”). To the Company’s knowledge, the source of funds for the 2007 Transaction was from the working capital of KI Equity. The proceeds from this sale were used to settle a variety of the Company’s pre-existing liabilities.
     Prior to the closing of the 2007 Transaction, Bruno Koch, J.B. Heidebrecht and Mark Nixon, each of whom was a former executive officer and director of the Company for all or a portion of the period commencing January 26, 1989 and ended on or about December 31, 1991 (collectively, the “Former Principals”), agreed to terminate any and all agreements and contracts with the Company and irrevocably release the Company from any and all debts, liabilities and obligations, pursuant to the terms and conditions of certain settlement agreements executed by the parties thereto. The Company paid the Former Principals, at the closing of the 2007 Transaction, an aggregate cash payment of $30,000. The Former Principals also cancelled, and returned to the Company, an aggregate of 245,000 shares (on a post-reverse split basis) of Common Stock.
     Also prior to the closing of the 2007 Transaction, Ponce Acquisition agreed to cancel, and returned to the Company, an aggregate of 745,000 shares (on a post-reverse split basis) of Common Stock.
     Effective as of the closing of the 2007 Transaction, in accordance with the terms of the 2007 Agreement, the then-existing officers and directors of the Company resigned, and Keating was appointed the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company and a member of the Board, and Jeff L. Andrews and Margie L. Blackwell were appointed as members of the Board.
     On June 2, 2008, KI Equity, at the time the largest holder of Common Stock, and Keating, who at the time was the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a Director, entered into the KI/Keating Purchase Agreement pursuant to which KI Equity and Keating agreed to sell to the Investors, and the Investors agreed to purchase from KI Equity and Keating, the KI/Keating Shares for an aggregate purchase price of $926,273. Also on June 2, 2008, the Investors entered into the Garisch Purchase Agreement with Garisch, pursuant to which Garisch agreed to sell to the Investors, and the Investors agreed to purchase from Garisch, the Garisch Shares for an aggregate purchase price of $73,727.
     The closings of the transactions contemplated by the KI/Keating Purchase Agreement and the Garisch Purchase Agreement occurred simultaneously on July 7, 2008. At the time of the Closings, the KI/Keating Shares represented approximately 87% of the issued and outstanding shares of Common Stock, and the Garisch Shares represented approximately 6.9% of the issued and outstanding shares of Common Stock.
     Pursuant to the terms of the KI/Keating Purchase Agreement and effective upon the Closings, Keating resigned from his positions as the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company, and the Existing Directors resigned from their positions as the directors of the Company. Also pursuant to the terms of the KI/Keating Purchase Agreement, the Existing Directors (i) amended the Bylaws of the Company in order to increase the size of the Board from three directors to five directors, (ii) appointed the New Directors, effective upon the Closings, and (iii) appointed Mr. Glenn L. Halpryn to serve as the President and Chief Executive Officer of the Company, effective upon the Closings. Subsequent to the Closings, the New Directors appointed Mr. Noah M. Silver as the Vice President, Secretary and Treasurer of the Company and Mr. Alan Jay Weisberg as the Chief Financial and Accounting Officer of the Company.
     In connection with the 2008 Transaction, the Company terminated that certain Management Agreement, dated as of March 26, 2007, as amended (the “Management Agreement”), by and between the Company and Vero Management, L.L.C., a Delaware limited liability company (“Vero”). The Company did not incur any termination penalties in connection with the termination of the Management Agreement. Under the terms of the Management Agreement, Vero provided the Company with managerial and administrative services in exchange for a monthly fee of $1,000. Vero is owned and controlled by Keating, who, prior to the 2008 Transaction, served as a director and the Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary of the Company. Keating is the father of Mr. Timothy J. Keating, the managing member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity, which, prior to the 2008 Transaction, was the controlling shareholder of the Company.

     On July 7, 2008, after the closing of the 2008 Transaction, the Company issued an aggregate of 3,143,700 shares of Common Stock (on a post-reverse split basis) to the Investors for an aggregate offering price of $562,500. As part of this issuance, Mr. Glenn L. Halpryn, the Company’s Chairman, Chief Executive Officer and President, acquired 747,611.1 shares of Common Stock for $36,563, Mr. Noah M. Silver, the Company’s Vice President, Secretary, Treasurer and a director, acquired 382,155.6 shares of Common Stock for $16,563, Mr. Alan Jay Weisberg, the Company’s Chief Financial and Accounting Officer and a director, acquired 78,592.5 shares of Common Stock for $3,125 and Mr. Ronald Stein, a director of the Company, acquired 29,472.2 shares of Common Stock for $9,375. Also as part of the issuance, Mr. Glenn L. Halpryn’s father, Ernest Halpryn, acquired 279,985.8 shares of Common Stock for an aggregate purchase price of $23,438, and Steven Jerry Glauser, who beneficially owns 37.1% of the Company’s issued and outstanding Common Stock, acquired 844,869.4 of shares of Common Stock for an aggregate purchase price of $225,000.
     As further set forth below, certain of the director and officer nominees have direct and indirect interests in the Merger described above under the heading “Introduction and Change of Control”. The approximate dollar value of the Merger, including the value of the Investment (as defined below), is $10.1 million (the “Valuation”).
     Dr. Antonius Schuh, a nominee for the positions of Chairman of the Board and Chief Executive Officer of the Company, is currently the Chairman of the Board and Chief Executive Officer of Sorrento and holds 15.0% of the Sorrento Shares. Based upon the Valuation, the approximate dollar value of Dr. Schuh’s interest in the Merger based upon his holdings of Sorrento Shares is $1.1 million. Upon the Merger Closing, the Company will pay Dr. Schuh an annual salary of $250,000 to serve as the Chief Executive Officer of the Company.
     Dr. Henry Ji, a nominee for the positions of director and Chief Scientific Officer of the Company, is currently a director and the Chief Scientific Officer of Sorrento and holds 30.1% of the Sorrento Shares. Based upon the Valuation, the approximate dollar value of Dr. Ji’s interest in the Merger based upon his holdings of Sorrento Shares is $2.3 million. Upon the Merger Closing, the Company will pay Dr. Ji an annual salary of $240,000 to serve as the Chief Scientific Officer of the Company.
     Dr. James Freedman, a director nominee, currently serves as the Executive Vice President of R&D and Business Development of OPKO, which holds 34.8% of the Sorrento Shares. Based upon the Valuation, the approximate dollar value of OPKO’s interest in the Merger based upon its holdings of Sorrento Shares is $2.6 million.
     The closing of the Merger is subject to, among other conditions, the Company’s receipt of an aggregate investment of $2.0 million from the New Investors in exchange for shares of Common Stock (the “Investment”). The Company anticipates that among the New Investors will be affiliates of Dr. Phillip Frost, Chairman and Chief Executive Officer of OPKO, which is an existing Sorrento stockholder, Mr. Glenn L. Halpryn, the Company’s Chairman of the Board, President and Chief Executive Officer, Mr. Noah M. Silver, the Company’s Vice President, Secretary, Treasurer and a director, Mr. Ronald Stein, a director of the Company, and Mr. Steven Jerry Glauser, a greater than 5% shareholder of the Company. Proceeds from these investments are expected to be used to fund the Company’s general working capital and post-Merger research and development activities. The Company has neither negotiated definitive terms for the Investment nor entered into any definitive agreements in respect thereof, and the approximate dollar value of the amount of each related person’s interest in the Investment is not yet known to the Company.
Review, Approval or Ratification of Transactions with Related Persons
     The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate. The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction. However, traditionally, the Board has followed the following standards: (i) all related party transactions must be fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board and (ii) all related party transactions should be authorized, approved or ratified by the affirmative vote of a majority of the directors who have no interest, either directly or indirectly, in any such related party transaction.

DIRECTORS AND OFFICERS
AFTER THE MERGER
     It is anticipated that, at the Merger Closing, the existing directors, except Mr. Glenn Halpryn and Dr. Curtis Lockshin, and the existing officers, except Mr. Alan Jay Weisberg, of the Company will resign and following persons will be appointed as the new directors and officers of the Company. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board. There is no family relationship between any of the proposed directors or executive officers.

Name	Age	Title
Dr. Antonius Schuh	46	Chairman and Chief Executive Officer
Dr. Henry Ji	45	Director and Chief Scientific Officer
Dr. James Freedman	43	Director
Glenn L. Halpryn	48	Director
Dr. Curtis Lockshin	49	Director
Ernst-Güenter Afting, Ph.D., M.D.	67	Director
Lewis J. Shuster	54	Director
Alan Jay Weisberg	63	Chief Financial and Accounting Officer
     Biographical information for Messrs. Halpryn and Weisberg and Dr. Lockshin is set forth above in the section entitled “Directors and Officers Prior to the Merger.” Pursuant to the terms of the Merger Agreement, Mr. Halpryn was selected by OPKO to remain as a director of the Company.
     Antonius Schuh, Ph.D., age 46, co-founded Sorrento in January 2006 and has served as its Chairman since such time and as its President and Chief Executive Officer since November 2008. Prior to co-founding Sorrento, from September 2007 to September 2008 Dr. Schuh served as Chief Executive Officer of AviaraDx (now bioTheranostics, a bioMerieux company), a molecular diagnostic testing cancer profiling company that is focused on developing and commercializing molecular diagnostic technologies with proven clinical utility. From March 2005 to April 2006, Dr. Schuh was Chief Executive Officer of Arcturus Bioscience Inc., a developer of laser capture microdissection and reagent systems for microgenomics. From December 1996 to February 2005, Dr. Schuh was employed by Sequenom Inc., a publicly traded diagnostic testing and genetics analysis company. He started with Sequenom as a Managing Director and was promoted to Executive Vice President, Business Development and Marketing, and from May 2000 to February 2005, served as Sequenom’s President and Chief Executive Officer. He also previously served as the Head of Business Development at Helm AG, an international trading and distribution corporation for chemical and pharmaceutical products, and in medical and regulatory affairs positions with Fisons Pharmaceuticals (now Sanofi-Aventis). Since May 2009, Dr. Schuh has served as a director of Transgenomic, Inc., a public biotechnology company that provides products and services for automated high sensitivity genetic variation and mutation analysis. Dr. Schuh is a certified pharmacist and earned his Ph.D. in pharmaceutical chemistry from the University of Bonn, in Germany.
     Henry Ji, Ph.D., age 45, co-founded Sorrento in January 2006 and has served as its Chief Scientific Officer since November 2008 and as a director since January 2006. In 2002, Dr. Ji founded BioVintage, Inc., a research and development company focusing on innovative life science technology and product development, distribution and technology license, and has served as its President since 2002. From 2001 to 2002, Dr. Ji served as Vice President of CombiMatrix Corporation, a publicly traded biotechnology company that develops proprietary technologies, including products and services in the areas of drug development, genetic analysis, molecular diagnostics and nanotechnology. During his tenure at CombiMatrix, Dr. Ji was responsible for strategic technology alliances with biopharmaceutical companies. From 1999 to 2001, Dr. Ji served as Director of Business Development, and in 2001 as Vice President, of Stratagene Corporation, a publicly traded company that develops innovative products and technologies for life science research, where he was responsible for novel technology and product license and development. In 1997, Dr. Ji co-founded Stratagene Genomics, Inc., a wholly owned subsidiary of Stratagene Corporation, and served as its President and Chief Executive Officer from its founding until 1999. Dr. Ji is the holder of several issued and pending patents in the life science research field and is the sole inventor of Sorrento’s intellectual property. Dr. Ji has a Ph.D. in Animal Physiology from the University of Minnesota and a B.S. in Biochemistry from Fudan University. Dr. Ji was selected as a director nominee by Dr. Schuh pursuant to the terms of the Merger Agreement.

     Ernst-Güenter Afting, Ph.D., M.D., age 67, currently serves as an advisor to Sorrento. From 1995 until his retirement in 2006, Dr. Afting served as President and Chief Executive Officer of the National Research Center for Environment and Health, GSF-National Research Center for Environment and Health GmbH, a governmental research center in Munich, Germany. From 1993 to 1995, he served as President and Chief Executive Officer of Roussel UCLAF, Paris. Dr. Afting was also a member of the board of the Pharmaceutical Division of Hoechst Group from 1984 to 1993 and was Chairman and Chief Executive Officer of the Divisional Pharmaceutical Board of Hoechst from 1992-1993. Dr. Afting was a member of the advisory committee on science and technology to German Chancellor Helmut Kohl from 1996 to 1997 and from 1996 to 2005 was a member of the German National Advisory Committee on Health Research to the State Secretaries of Science, Technology and Health. Dr. Afting has been a member of the medical faculty at the University of Goettingen since 1985. Dr. Afting currently serves on the boards of Sequenom, Inc., Intercell AG, Enanta Pharmaceuticals, Inc. and Olympus Europa GmbH. He received his Ph.D. in Chemistry and M.D. from the University of Freiburg/Breisgau, Germany. Dr. Afting was selected as a director nominee by Dr. Schuh pursuant to the terms of the Merger Agreement.
     S. James Freedman, M.D., Ph.D., age 43, has served as Executive Vice President of R&D and Business Development of OPKO since June 2009. Prior to joining OPKO, from January 2008 to June 2009 Dr. Freedman served as Chief Executive Officer, President, Chief Medical Officer and a director of Locus Pharmaceuticals, Inc., a private biotechnology company in Blue Bell, PA focused on the discovery and development of novel computationally designed drugs for cancer and inflammation. From 2006 to January 2008, Dr. Freedman served as a Senior Director, Clinical Research with Merck & Co., Inc. where he conducted and supervised drug development programs, including those dealing with RNA interference modalities. Dr. Freedman served as a Director, Clinical Research at Merck from 2004 to 2006 and Associate Director, Clinical Research from 2003 to 2004. Prior to joining Merck, Dr. Freedman served as a Research Associate at the Beth Israel Deaconess Medical Center at Harvard University and conducted postdoctoral research at the Dana-Farber Cancer Institute at Harvard University. Dr. Freedman received his M.D. and Ph.D. degrees from Tufts University in Boston, Massachusetts and his B.Sc. degree from McGill University in Montreal, Quebec. He is triple Board-certified in Internal Medicine and Hematology & Oncology. Dr. Freedman was selected as a director nominee by OPKO pursuant to the terms of the Merger Agreement.
     Lewis Shuster, age 54, is currently the Chief Executive Officer of Shuster Capital, an advisor to and angel investor in life science companies with a focus on operating businesses including lab reagents, contract services and diagnostics. Prior to rejoining Shuster Capital in November 2007, from June 2003 to November 2007 Mr. Shuster served as the Chief Executive Officer of Kemia, Inc., a drug discovery and development company, where he led the company to the completion of $70 million in venture capital financing and Phase I and Phase II clinical trials of an internally discovered and developed oral anti-inflammatory. From January 2002 to May 2003, Mr. Shuster founded and served as Chief Executive Officer of Shuster Capital. From February 2000 to December 2001, Mr. Shuster served in various operating executive positions with Invitrogen Corporation, including Chief Operating Officer and President of Genomics. Mr. Shuster has also previously served as the President and Chief Operating Officer, Pharmacopeia Laboratories of Pharmacopeia, Inc., Chief Financial Officer of Pharmacopeia, Inc., Executive Vice President, Operations and Finance of Human Genome Sciences, Inc., President and Chief Executive Officer of Microbiological Associates, Inc. and Vice President, Finance and Chief Financial Officer of Molecular Design Limited. Mr. Shuster currently serves as a member of the board of directors and the audit committee chairman of Epitomics, Inc., a monoclonal antibody firm he helped fund through Shuster Capital in 2002. Mr. Shuster holds an M.B.A from Stanford University and a B.A. in Economics from Swarthmore College.
     None of the officer and/or director nominees has been involved in reportable legal proceedings.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT
     The following table contains information regarding the beneficial ownership of our Common Stock as of the Record Date for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our directors and nominees for director; (iii) our named executive officers; and (iv) all of our current executive officers and directors as a group. Percentage of beneficial ownership is based on 11,073,946 shares of Common Stock outstanding as of the Record Date.

	Number of
	Outstanding Shares	Percentage of
	Beneficially	Outstanding Shares
Name and Title of Beneficial Owner	Owned(1)	of Common Stock
Glenn L. Halpryn, Chairman, Chief Executive Officer and	864,173.7	7.8%
President 4400 Biscayne Boulevard Suite 950 Miami, Florida 33137

Noah M. Silver, Vice President, Secretary, Treasurer and	405,466.6	3.7%
Director 4400 Biscayne Boulevard Suite 950 Miami, Florida 33137

Alan Jay Weisberg, Chief Financial and Accounting Officer and	78,592.5	*
Director 2500 North Military Trail Suite 206 Boca Raton, Florida 33431

Curtis Lockshin, Director	—	*
4400 Biscayne Boulevard Suite 950 Miami, Florida 33137

Ronald Stein, Director	169,347.2	1.5%
4400 Biscayne Boulevard Suite 950 Miami, Florida 33137

Dr. Antonius Schuh, Nominee for Chairman and Chief Executive	—	*
c/o Sorrento Therapeutics, Inc. 6042 Cornerstone Ct., Suite B San Diego, California 92121

Dr. Henry Ji, Nominee for Director and Chief Scientific Officer	—	*
c/o Sorrento Therapeutics, Inc. 6042 Cornerstone Ct., Suite B San Diego, California 92121

Lewis Shuster, Nominee for Director	—	*
c/o Sorrento Therapeutics, Inc. 6042 Cornerstone Ct., Suite B San Diego, California 92121

Dr. James Freedman, Nominee for Director	—	*
4400 Biscayne Boulevard Miami, Florida 33137

Ernst-Güenter Afting, Ph.D., M.D., Nominee for Director	—	*
c/o Sorrento Therapeutics, Inc. 6042 Cornerstone Ct., Suite B San Diego, California 92121

Kevin R. Keating, Former Principal Executive Officer and	—	*
Former Principal Financial Officer 190 Lakeview Way Vero Beach, Florida 32963

Reed Clayson, Former Principal Executive Officer and Former	—	*
Principal Financial Officer 11158 West 68th Way Arvada, Colorado 80004

All current executive officers and directors as a group (5 persons)	1,600,000	2.0%

5% Stockholders:

Steven Jerry Glauser	4,108,619.4	37.1%
1400 16th Street Suite 510 Denver, Colorado 80202

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, which include holding voting and investment power with respect to the securities.
     Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

EXECUTIVE COMPENSATION
Summary Compensation Table
     The following table summarizes the total compensation paid to or earned by each of the Company’s named executive officers who served as executive officers during all or a portion of the fiscal years ended December 31, 2008 and 2007.

						Fees
						Earned or
					Stock	Paid	All Other
Name	Principal Position	Year	Bonus		Awards	in Cash	Compensation	Total
Glenn L. Halpryn	Chairman of the Board, Chief Executive Officer and President	2008	—		—	$3,000 (a)	—	$3,000

Alan Jay Weisberg	Chief Financial and Accounting Officer and Director	2008	—		—	$3,000 (a)	$4,000 (b)	$7,000

Noah M. Silver	Vice President, Secretary, Treasurer and Director	2008	—		—	$3,000 (a)	—	$3,000

Kevin R. Keating (c)	Former Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer	2008 2007	— —		— $16,000(d)	— —	— —	— $16,000

Reed Clayson (e)	Former President, Secretary and Director	2007	$5,000	(f)	—	—	—	$5,000

(a)	Includes $3,000 received for service as a director of the Company from July 7, 2008 to December 31, 2008.

(b)	Includes $4,000 paid for consulting services to Weisberg Brause & Co., a certified public accounting firm of which Alan Jay Weisberg is a stockholder.

(c)	Resigned as of July 7, 2008.

(d)	On March 26, 2007, the Company issued 160,000 shares of Common Stock (on a post-reverse stock split basis) to Kevin R. Keating for services rendered to the Company valued at $16,000, or $0.10 per share.

(e)	Resigned as of March 26, 2007.

(f)	Compensation received upon the consummation of the 2007 Transaction for services as a director of the Company.

     The Company paid no perquisites or other personal benefits to its executive officers during the fiscal years ended December 31, 2008 and 2007.
Employment and Other Agreements
     The Company has no employment agreements or other agreements with any of its executive officers or employees. The Company intends to enter into employment letters (the “Employment Letters”) with each of Drs. Antonius Schuh and Henry Ji pursuant to which, effective upon the Merger Closing, they will be employed as the Chief Executive Officer and Chief Scientific Officer of the Company, respectively. Each Employment Letter will be for a term of three years from the Merger Closing (the “Term”). Under their respective Employment Letters, Dr. Schuh will receive an annual salary of $250,000, Dr. Ji will receive an annual salary of $240,000 and each will be eligible to participate in any cash-bonus program and equity award plan of the Company in such amounts as the Board shall determine in its sole discretion.
     Each of Dr. Schuh’s and Dr. Ji’s Employment Letter will provide that in the event his employment with the Company is terminated prior to the end of the Term for any reason other than for “cause”, then concurrent with such termination, he will be entitled to receive (i) all compensation accrued, but unpaid, up to the date of termination, and (ii) severance in an amount equal to one year’s then base salary. In addition, the vesting of all stock options or other equity awards then held by him will accelerate in full and be exercisable for a period of 90 days after any such termination. For each of the Employment Letters, “cause” will be defined to mean (i) any dishonesty that is intended to materially injure the business of the Company, (ii) conviction of any felony, or (iii) any wanton or willful dereliction of duties that are not cured after being provided with 30 days written notice.
Equity Awards
     The Company terminated its 1989 Stock Option Plan on February 23, 2007, and there are no equity awards outstanding as of the end of the Company’s last completed fiscal year.
Director Compensation
     The following table summarizes the total compensation paid to or earned by each of the Company’s directors who served during all or a portion of the fiscal year ended December 31, 2008. The compensation of directors who also serve as executive officers of the Company is detailed above under the heading “Summary Compensation Table”.

	Fees Earned or
Name	Paid in Cash	Total
Curtis Lockshin	$3,000	$3,000
Ronald Stein	$3,000	$3,000
Jeff L. Andrews (a)	—	—
Margie L. Blackwell (a)	—	—

(a)	Resigned on July 7, 2008 in connection with the Closings of the transactions contemplated by the KI/Keating Purchase Agreement.
     From July 2008 through June 2009, the directors of the Company received a fee of $750 for their attendance at each Board meeting, telephonic or otherwise. Beginning in July 2009, the directors of the Company ceased receiving fees for their services as directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
     Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on the Company’s review of the copies of such forms it received or written representations from reporting persons required to file reports under Section 16(a), to the Company’s knowledge, all of the Section 16(a) filing requirements applicable to such persons with respect to fiscal year 2008 were complied with on a timely basis.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov.
SIGNATURE
     In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

QuikByte Software, Inc.
By:	/s/ Glenn L. Halpryn
	Name:	Glenn L. Halpryn
	Title:	Chairman and Chief Executive Officer

Dated: August 26, 2009